SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549



SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)


		     Radius Health, Inc.

	Common Stock, par value $0.0001 per share
(Title of Class of Securities)

	   None
(CUSIP Number)

Brookside Capital Partners Fund, L.P.
John Hancock Tower
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2015
 (Date of Event Which Requires Filing of This Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 (Continued on following pages)

(Page 1 of 8 Pages)




CUSIP No. 87612C100

13D/A

Page 2 of 8 Pages


1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Brookside Capital Partners Fund, L.P.
    EIN No.: 04-3313066

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP





(a)

(b)  ?


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			?
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
0 shares


8.


SHARED VOTING POWER
 1,039,338 (1)


9.


SOLE DISPOSITIVE POWER
0 shares


10.


SHARED DISPOSITIVE POWER
 1,039,338  (1)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,039,338 shares of Common Stock (1)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		?
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.429%

14.

TYPE OF REPORTING PERSON
	 PN
(1) Consists of 920,620 shares of Common Stock, owned by Brookside Capital Partners Fund, L.P. and includes 118,718 shares of
Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by Brookside Capital
Partners Fund, L.P. The percentage is calculated based upon 42,786,322 shares of outstanding Common Stock being deemed issued and outstanding, as reported in the Issuer's Form 10-Q dated
August 6, 2015.


CUSIP No. 87612C100

13D/A

Page 3 of 8 Pages


1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Brookside Capital Trading Fund, L.P.
    EIN No.:  26-4233731

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP





(a)

(b)  ?


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			?
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
0 shares


8.


SHARED VOTING POWER
 1,271,398 shares


9.


SOLE DISPOSITIVE POWER
0 shares


10.


SHARED DISPOSITIVE POWER
 1,271,398 shares

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,271,398 shares of Common Stock

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		?
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.971%

14.

TYPE OF REPORTING PERSON
	 PN



CUSIP No. 87612C100

13D/A

Page 4 of 8 Pages


1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Brookside Capital Partners Fund III, L.P.
    EIN No.: 47-1624977

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP





(a)

(b)  ?


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			?
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
0 shares


8.


SHARED VOTING POWER
 30,104


9.


SOLE DISPOSITIVE POWER
0 shares


10.


SHARED DISPOSITIVE POWER
 30,104

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,104 shares of Common Stock

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		?
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%

14.

TYPE OF REPORTING PERSON
	 PN



EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D ("Amendment No. 5"), filed with the
 SEC on February 1, 2012 (the "Original Schedule 13D") on behalf of the following (collectively, the "Reporting Persons"): (1) Brookside Capital
 Partners Fund, L.P., a Delaware limited partnership ("Partners Fund"), whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), whose sole general partner is Brookside Capital Management,
LLC, a Delaware limited liability company ("Brookside Management");
 (2) Brookside Capital Trading Fund, L.P., a Delaware limited partnership ("Trading Fund"), whose sole general partner is Brookside Capital Investors II, L.P., a Delaware limited partnership ("Brookside Investors II"), whose sole general partner is Brookside Management and (3) Brookside
Capital Partners Fund III,
L.P., a Delaware limited partnership ("Partners Fund III"), whose sole general partner is Brookside
Capital Investors III, L.P., a Delaware limited partnership ("Brookside Investors III"), whose sole general partner is Brookside Management, is filed to reflect the percentage change in the Reporting
Persons' beneficial ownership with respect to shares of capital stock of Radius Health, Inc. (the
"Issuer").  This Amendment No.5 amends and supplements the Original
Schedule 13D only to the
extent provided herein and all other items in the Original Schedule
 13D remain unchanged.


Item 2.	Identity and Background

The principal business address of each of the Partners Fund, the Trading Fund, Partners Fund III,
Brookside Investors, Brookside Investors II, Brookside Investors
III and Brookside Management is c/o
Brookside Capital, LLC, John Hancock Tower, 200 Clarendon Street,
Boston, MA 02116.

Each of the Partners Fund, Trading Fund, Partners Fund III, Brookside Investors, Brookside Investors II,
Brookside Investors III and Brookside Management is organized under the laws of the State of Delaware.


Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Issuer's securities was the working capital of the Reporting
Persons.


Item 4. 	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

On July 7, 2015, Partners Fund III purchased 33,581 shares of Common Stock of the Issuer. On July 23,
2015, Trading Fund purchased 313,425 shares of Common Stock of the Issuer and Partners Fund III purchased 11,575 shares of Common Stock of the Issuer (collectively, "Purchases"). On July 23, 2015,
Partners Fund sold 325,000 shares of Common Stock of the Issuer. On August 7, 2015 Partners Fund III sold 15,052 shares of Common Stock of the Issuer. On August 10, 2015 Partners Fund sold 78,904 shares of Common Stock of the Issuer (collectively, "Sales"). All transactions were open market transactions.
Please see Item 5(c) below.

Item 5.	Interest in Securities of the Company

Item 5 is amended and restated in its entirety as follows:



(a) - (b) The Partners Fund beneficially owns 1,039,338 shares of
Common Stock, which includes
920,620 shares of Common Stock held and 118,718 shares of Common Stock that may be issued upon
the exercise of warrants to purchase Common Stock, representing 2.429%
 of the Issuer's outstanding
Common Stock, Trading Fund beneficially owns 1,271,398 shares of Common
 Stock, representing
2.971% of the Issuer's outstanding Common Stock, and the Partners Fund III beneficially owns 30,104 shares of Common Stock, representing 0.07% of the Issuer's outstanding Common Stock. Collectively, the Reporting Persons beneficially own 2,340,840 shares of Common Stock, representing 5.47% of the
Issuer's outstanding Common Stock. The percentage is calculated based upon 42,786,322 shares of outstanding Common Stock being deemed issued and outstanding, as reported in the Issuer's Form 10-
Q dated August 6, 2015.
Brookside Investors, as the sole general partner of the Partners Fund, may be deemed to share voting and dispositive power with respect to 1,039,338 shares of Common Stock currently held by the
Partners Fund, which includes 920,620 shares of Common Stock held and 118,718 shares of Common
Stock that may be issued upon the exercise of warrants to purchase
Common Stock, representing
2.429% of the shares of the Issuer's outstanding Common Stock.
Brookside Investors II, as the sole
general partner of the Trading Fund, may be deemed to share voting and dispositive power with respect to 1,271,398 shares of Common Stock currently held by the Trading Fund, representing approximately 2.971% of the Issuer's outstanding Common Stock. Brookside Investors III, as the sole general partner of the Partners Fund III, may be deemed to share voting and dispositive power with respect to 30,104 shares of Common Stock currently held by the Partners Fund III, representing approximately 0.07% of the Issuer's outstanding Common Stock.
The filing of this Statement shall not
be construed as an admission that Brookside Investors, Brookside Investors II and Brookside Investors
III are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by the Partners Fund, the Trading Fund and Partners Fund III.
Brookside Management, as the sole general partner of Brookside Investors, Brookside Investors II and
Brookside Investors III, may be deemed to share voting and dispositive power with respect to
2,340,840 shares of Common Stock currently held by the Reporting
Persons, representing 5.47% of the
shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Brookside Management is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Reporting Persons.

(c) The following is a list of the Purchases and Sales in multiple market transactions:
Entity
Transaction
Type
Date of
Transaction
Number
of Shares
Price Per
Share
Brookside Capital Partners Fund III, L.P.
Purchase
07/07/15
33,581
69.79
Brookside Capital Partners Fund, L.P.
Sale
07/23/15
325,000
74.86
Brookside Capital Trading Fund, L.P.
Purchase
07/23/15
313,425
74.00
Brookside Capital Partners Fund III, L.P.
Purchase
07/23/15
11,575
74.00
Brookside Capital Partners Fund III, L.P.
Sale
08/07/15
15,052
66.10
Brookside Capital Partners Fund, L.P.
Sale
08/10/15
78,904
66.17





(d)	No other person is known to have the right to receive or the power to direct the receipt of
dividends from, or any proceeds from the sale of, the shares beneficially owned by the
Reporting Person.

(e)	Not applicable.

Item 6. 	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of
the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Brookside Fund is a party to the Fifth Amended and Restated Stockholders' Agreement, dated as of April
24, 2014, by and among the Issuer and the stockholders party thereto, which is attached as Exhibit 4.1 in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on March 10, 2015 and incorporated by reference herein and grants the parties thereto certain resale, demand and piggyback
registration rights as set forth therein.

Item 7. 	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit 3 		Fifth Amended and Restated Stockholders'
Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto (incorporated by reference from
Exhibit 4.1 in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on March 10, 2015).


SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 11, 2015


                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.
                          By: Brookside Capital Investors, L.P.
                    	Its general partner
                    	By: Brookside Capital Management, LLC
                    	Its general partner


                               	By:    /s/ William E. Pappendick IV
                          Name: William E. Pappendick IV
                          Title: Managing Director














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